CM

08029543

TES
GE COMMISSION
, 20549

SEC Mail Processing Section

MAR 03 2008

Washington, DC
110

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ecoban Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue 24th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen de Got **(212) 805-8300**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Stephen de Got**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ecoban Securities Corporation**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York,) ss.:
County of New York,)
Sworn to before me this 22nd day of February 2008

Stephen P. de Got
Signature

Officer
President Title Stephen P. de Got

Notary Public

Alexandra P. Zagorskaya
Notary Public, State of New York
No. 01ZA6063320
Qualified in New York County
Commission Expires Aug 27, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
AS AT DECEMBER 31, 2007
AND
INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a public document.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

INDEX

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Ecoban Securities Corporation:

We have audited the statement of financial condition of Ecoban Securities Corporation, a wholly-owned subsidiary of Ecoban Finance Limited LLC, as at December 31, 2007 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ecoban Securities Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2008

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 115,775
Due from parent	124,050
Prepaid expenses	1,795
	$ 241,620

LIABILITIES

Accrued expenses and taxes	$ 13,164

STOCKHOLDER'S EQUITY

Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding	103
Additional paid-in capital	278,932
Accumulated (deficit) (see statement attached)	(50,579)
	228,456
	$ 241,620

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Fees and commissions	$ 71,235
Other ordinary income	35,000
	106,235
EXPENSES:	
Compensation and benefits	15,672
Other operating expenses	22,083
Regulatory fees	2,153
	39,908
Income before income taxes	66,327
Provision for income taxes	335
NET INCOME (TO STATEMENT OF STOCKHOLDER'S EQUITY)	$ 65,992

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED (DEFICIT)	TOTAL
BALANCE, JANUARY 1, 2007	$ 103	$ 278,932	$ (116,571)	$ 162,464
NET INCOME (STATEMENT ATTACHED)			65,992	65,992
BALANCE, DECEMBER 31, 2007 (TO STATEMENT OF FINANCIAL CONDITION)	$ 103	$ 278,932	$ (50,579)	$ 228,456

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 65,992
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	618
(Decrease) in accrued expenses and taxes	(1,667)
NET INCREASE IN CASH AND CASH EQUIVALENTS	64,943
Cash and cash equivalents - January 1, 2007	50,832
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2007	$ 115,775

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for income taxes	$ 300

The notes to financial statements
are made a part hereof.

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2007

ORGANIZATION:

Ecoban Securities Corporation (a wholly-owned subsidiary of Ecoban Finance Limited LLC), the "Company", is registered as a broker and dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority. The Company operates primarily as the exclusive agent for its parent to sell debt securities owned by them. In addition, the Company may, from time to time, purchase and sell debt and equity securities for other purposes. All trading activity and transactions during the year were consummated for the benefit of its parent. The Company conducts operations exclusively in New York.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS – Interest-bearing deposits with maturities at acquisition of 30 days or less are considered cash equivalents.

FEES AND COMMISSIONS – Fees are accrued as earned and commissions are earned and recorded on a trade-date basis.

ESTIMATES:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NET CAPITAL AND RESERVE REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $102,611 which was $97,611 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .1283 to 1.

RELATED PARTY TRANSACTIONS:

The Company charged fees and commissions to its parent based on the number of trades executed by the Company on its parents behalf and was charged by its parent for personnel, administrative services, and rent. Fees and commissions earned from the parent were $45,000. Amounts charged by the parent for personnel and administrative services of $16,572 have been expensed in the accompanying statement of operations. Rent expense of $4,500 was charged by the parent, who holds the lease agreement for the shared space.

INCOME TAXES:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

SFAS No. 109 requires that the Company record deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. At December 31, 2007, such temporary differences resulted from net operating loss carry forwards totaling approximately $35,000 that may be offset against future income through 2025. However, no tax benefit has been recorded in the 2007 financial statements because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, the approximate $10,500 tax benefit of the carryforward loss has been offset by a valuation allowance of the same amount. As time passes, management will be able to better assess the amount of tax benefit it will realize from using the carryforward. The tax provision differs from the amount that would be obtained by applying federal rates to pretax income primarily because a $30,000 valuation allowance provided for the deferred tax asset in prior years was eliminated due to the utilization of prior year loss carryforwards.

The provision for income taxes of $335 for the year ended December 31, 2007 represents state and local taxes.

(Continued)

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2007

FAIR VALUE ACCOUNTING:

Substantially all of the Company's assets and liabilities are carried at amounts which approximate fair value.

ECOBAN SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 228,456
Less unallowed assets	125,845
Net capital	$ 102,611

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Total liabilities which represent aggregate indebtedness	$ 13,164
Minimum capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 97,611
Ratio of aggregate indebtedness to net capital	0.1283

There are no differences between the above calculations and the unaudited focus form X-17A-5 Part II filing for December 31, 2007

See the accompanying Independent Auditor's Report

ECOBAN SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ECOBAN FINANCE LIMITED LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2007

The Company claims a (k) (2) (i) exemption of Rule 15(c)3-1 and is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company is in compliance with the conditions of its exemption.

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Ecoban Securities Corporation:

In planning and performing our audit of the financial statements and supplementary information of Ecoban Securities Corporation (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fairlkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2008

END